UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Advanced Emissions Solutions, Inc.

Full Name of Registrant:

Former Name if Applicable

9135 South Ridgeline Boulevard, Suite 200

Address of Principal Executive Office (Street and Number)

Highlands Ranch, Colorado 80129

City, State, Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Advanced Emissions Solutions, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014. As previously disclosed, the Company is performing a review of its accounting practices and internal controls over financial reporting. The Company has identified various material weakness as disclosed in the Company’s Current Reports on Form 8-K on file with the U.S. Securities and Exchange Commission. Also as previously disclosed, the Company will restate its previously issued financial statements for the fiscal years 2011 and 2012 and the first three quarters of 2013 (the “Restatement Periods”). The Company’s accounting review and preparation of restated financial statements is ongoing.

The Company is also currently in the process of engaging an independent accountant to complete re-audits of the Company’s financial statements for fiscal years 2011 and 2012 and audits of the Company’s financial statements for fiscal years 2013 and 2014; the Company’s former independent accountant resigned on January 23, 2015.

The Company’s management and its finance and accounting team are working diligently to complete the accounting review and, with substantial efforts from the Company’s Audit Committee of the Board of Directors, engage an independent accountant; however, the Company is not able to timely complete the preparation of its financial statements and related disclosures to be included in its Annual Report on Form 10-K without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

L. Heath Sampson	(303)	734-1727
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2014

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Given the ongoing accounting review by the Company and pending work on the restated financial statements for the Restatement Periods discussed in Part III above, the Company is not in a position at this time to compare results of operations for the fiscal years ended December 31, 2013 and 2014 and therefore cannot provide reasonable estimates of any potential change in results of operations.

Advanced Emissions Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2015	By:	/s/ L. Heath Sampson
L. Heath Sampson, Chief Financial
Officer and Treasurer